

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 24, 2017

Ronald J. Domanico
Executive Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond VA 23226

> **Re:** **The Brink's Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-09148**
> **Response Dated August 14, 2017**

Dear Mr. Domanico:

We have reviewed your August 14, 2017 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2017 letter.

Note 1: Summary of Significant Accounting Principles

Principles of Consolidation, page 69

1. We note your response to our prior comment two. You state that you do not believe that the Venezuelan government has enacted other government sponsored regulations that effect your ability to control your Venezuelan operations. Further, you state that to the extent you have needed resources, you have been able to obtain them without monetary or operational restrictions. However, this appears contradictory to the disclosures made in your filing, which we referenced in our prior comment two. Specifically, you disclosed the following in your filing:

- Management's inability to allocate, generate, or redeploy resources in-country or globally with respect to your Venezuela operations;
- Continued inability to repatriate cash to redeploy to other operations or dividend to shareholders;
- Highly inflationary environment;
- Fixed exchange rate policy;
- Continued currency devaluations; and
- Difficulty raising prices and controlling costs.

Please specifically address each of the disclosures we cited in our prior comment.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure